January 11, 2018

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Mail Stop 4631
Washington, D.C. 20549

Attention:     John Cash, Accounting Branch Chief
Office of Manufacturing and Construction

Re:        Eaton Corporation plc
Form 10-K for the Year Ended December 31, 2016
Filed February 22, 2017
File No. 0-54863

Dear Mr. Cash:

Set forth below is the response of Eaton Corporation plc (the “Company” or “Eaton”) to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated December 20, 2017, relating to the Company’s Form 10-K for the year ended December 31, 2016. For your convenience, we have recited the Staff’s comment in italicized, bold type and have followed the comment with our response.

Form 10-K for the Year Ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results…, page 69

1.
It appears to us that the non-GAAP financial measures you identify as “Operating earnings” and “Operating earnings per ordinary share” use titles that may be confusingly similar to GAAP financial measures and may be precluded by Item 10(e)(1)(ii)(E) of Regulation S-K. We also note the title of your non-GAAP financial measure is confusingly similar to the title of your segment profitability measure. Please confirm to us that you will revise the titles of these non-GAAP financial measures in future filings to provide an appropriate description of each measure that complies with Item 10(e).

January 11, 2018

We have been using the non-GAAP financial measures “Operating Earnings” and “Operating Earnings per ordinary share” consistently since 2001. The only expenses we adjust for to arrive at Operating Earnings and Operating Earnings per ordinary share are removing acquisition integration charges and transaction costs, as our acquisition activity varies considerably year-to-year and these expenses are one-time costs specifically related to an acquisition. For example, acquisition integration charges and transaction costs were $14 million in 2011; $222 million in 2012; $163 million in 2013; $154 million in 2014; $47 million in 2015; and $4 million in both 2016 and 2017. We believe removing the impact of these acquisition integration charges and transaction costs presents the best representation of ongoing results. Because we have used the terms “Operating Earnings” and “Operating Earnings per ordinary share” consistently for so long, we are concerned that any change to these terms will itself generate confusion among investors, particularly those that have followed Eaton’s stock over the long term. We believe that there is little risk of confusion by our use of “Operating Earnings” and “Operating Earnings per ordinary share” because we do not use any similarly titled measures (such as “Operating income”) in our financial statements. In addition, we provide a reconciliation of these amounts in the Non-GAAP Financial Measures section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in Eaton’s Form 10-K. Accordingly, we respectfully request that you reconsider requiring a revision to these titles at this time.

* * * * *

The Company requests that the Staff contact the undersigned at 440-523-4336 with any questions or comments regarding this letter. Thank you for your assistance.

Sincerely,

/s/ Richard H. Fearon

Richard H. Fearon
Principal Financial Officer